100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

August 1, 2019

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Soliton, Inc.
Registration Statement on Form S-1
Response date July 30, 2019
File No. 333-232483

Dear Mr. Jones:

This letter is being submitted on behalf of Soliton, Inc. (“Company”) in response to the comment letter, dated July 31, 2019, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed July 1, 2019 (the “Original Registration Statement”).

For your convenience, we have repeated the comment prior to the response in italics.

Response Letter dated July 30, 2019

Certificate of Incorporation and Bylaw Provisions, page 9

1.           We note your proposed disclosure that "[t]his provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction." In our prior comment 1, we noted that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If your forum selection provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act..

Securities and Exchange Commission

August 1, 2019

Response: The Company proposes to revise the following disclosure in the section “Description of Capital Stock – Certificate of Incorporation and Bylaw Provisions” of the Original Registration Statement (emphasis added):

“Exclusive Forum Provision. Our certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, or our certificate of incorporation or the bylaws, and (iv) any action asserting a claim against us governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. This provision would apply to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our certificate of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

The Company advises the Staff that it will make the above disclosure in its next Form 10-Q filing, which is due on or before August 14, 2019, and in its next Form 10-K filing, as well as in all future registration statements it files under the Securities Act.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Dr. Chris Capelli, Chief Executive Officer

Lori Bisson, Chief Financial Officer